

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2019

Gregory J. Iverson
Chief Financial Officer
OVERSTOCK.COM, INC
799 West Coliseum Way
Midvale, Utah 84047

> **Re: OVERSTOCK.COM, INC**
> **Form 10-K For the Fiscal Year ended December 31, 2017**
> **Filed March 15, 2018**
> **File No. 000-49799**

Dear Mr. Iverson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products